BOVESPA: EMBR3 NYSE: ERJ www.embraer.com Investor Relations Carlos Eduardo Camargo Caio Pinez Juliana Villarinho Paulo Ferreira Tel: +55 (12) 3927 4404 investor.relations@embraer.com.br
EMBRAER ANNOUNCES THIRD QUARTER 2007
RESULTS IN US GAAP

The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended September 30 2007, June 30, 2007, and September 30, 2006, are derived from Embraer’s unaudited financial statements. In order to better understand the Company’s operating performance, additional information is presented at the end of this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, November 9, 2007 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 120 seats, recorded net sales of US$1,428.5 million in the third quarter of 2007 (3Q07), and net income of US$ 194.9 million, equivalent to diluted earnings per ADS of US$1.0507.

Embraer delivered 47 jets during 3Q07, achieving its programmed aircraft production for the third quarter by delivering 38 jets to the Commercial Aviation segment and nine Legacy 600 jets to the Executive Aviation segment. During 3Q07, the Company also delivered one turbo-prop EMB 120 Brasilia to the Defense and Government segment for the government of Angola. In total, Embraer delivered 108 jets in the first nine months of the year.

In the beginning of 3Q07, Embraer started an internal plan to improve its entrepreneurial excellence and optimize its processes called “Programa de Excelência Empresarial Embraer” (P3E). During 3Q07 the Company achieved the production of 13 jets per month of the EMBRAER 170/190 family, and keeps moving towards its goal of producing 14 jets of that family per month by the end of the year. Due to that production capacity, the Company maintains its delivery forecast of 165 to 170 jets in 2007.

During 3Q07, Embraer executed a contract for the sale of 20 E-Jets to Air France / KLM group. Executive jet sales maintained the sales performance observed since the beginning of the year for all aircraft offered by the Company. The Phenom 100 and Phenom 300 have achieved great market acceptance, surpassing 500 firm orders, as of September 30, 2007. The first experimental Phenom 100 aircraft maiden flight during the third quarter and reached an important step in the development process of the program.

At the end of 3Q07, Embraer’s firm order backlog had reached a record high of US$17.2 billion.

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THIRD QUARTER 2007 HIGHLIGHTS

The U.S. based carrier Northwest Airlines received its first EMBRAER 175 jet during 3Q07. The airline has placed a firm order for 36 EMBRAER 175 jets. The new E-Jets will be operated by Northwest’s regional subsidiary Compass Airlines, and will fly under the Northwest Airlink brand name.

The maiden flight of the Phenom 100 aircraft was on July 26 2007. The results confirmed the Phenom 100’s operations throughout ground vibration, flight control, low and high speed taxing, systems functionality and integration tests. Two months after the first flight, the second Phenom 100 aircraft also performed its maiden flight, and both aircraft are part of the flight test and certification project.

During 3Q07, Embraer held the groundbreaking ceremony for the new facility to be built at Bradley International Airport in Windsor Locks, Connecticut, U.S. such ceremony was held, just three weeks after a similar ceremony was held at Williams Gateway Airport, in Mesa, Arizona. The new facility, scheduled for completion in mid-2008, is dedicated to full-service care for Embraer’s Phenom 100, Phenom 300 and Legacy 600 executive jets.

Montenegro Airlines, from the Republic of Montenegro has signed an agreement with GE Commercial Aviation Services (GECAS) to lease two EMBRAER 195 jets; deliveries are scheduled for May 2008 and May 2009.

Embraer received an order for two Legacy 600 executive jets from China’s Sonangol International Holding Ltd., a company in the oil business. The aircraft will be registered in China and primarily operated as a corporate carrier. This contract was the first signed for the Executive Aviation segment on China Continental.

Embraer and the Air France/KLM group signed a contract for 20 E-Jets, consisting of four EMBRAER 190 and six EMBRAER 170 jets for Régional, an Air France subsidiary, and ten EMBRAER 190s for KLM Cityhopper. The deal also includes options for another three EMBRAER 190 and six EMBRAER 170 jets for Régional/Air France and nine more EMBRAER 190s for KLM Cityhopper.

The Federal Aviation Administration (FAA) issued the type certification for the EMBRAER 195 jet, in August 2007. The largest aircraft ever produced by Embraer received certification from the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil - ANAC) and the European Aviation Safety Agency (EASA) last year. All E-Jet family members are now certified by the FAA.

Embraer received the first AMX jet from the Brazilian Air Force (Força Aérea Brasileira - FAB) in order to update its Brazilian Government’s under the AMX jet modernization project systems and technology. The goal of this modernization project for the AMX jets, called A-1 by the FAB, is to keep the fleet of 53 jets on active duty for another 20 years.

Embraer delivered the first EMBRAER 170 jet to Australia’s Virgin Blue Airlines Pty Ltd. Virgin Blue has six firm orders for the EMBRAER 170 and 14 for the EMBRAER 190. The E-Jets will be the backbone of the airline’s expansion.

Embraer showcased its executive jets portfolio during this year’s National Business Aviation Association’s (NBAA) 60th Annual Meeting & Convention. At the event, Embraer exhibited the new interior of the Legacy 600, full-scale mock-ups of the Phenom 100 and Phenom 300, and a cabin section of the Lineage 1000. In addition, the Company showed, for the first time, its concept for two new executive jets: MSJ- Mid-size Jet and MLJ - Mid-size Light Jet.

Eagle Creek Aviation Services, a U.S.-based full-service aircraft sales, management and maintenance provider, confirmed five additional Phenom 100 aircraft options from its original order announced in October 2006.

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Embraer presented the 1,000th jet of the ERJ 145 family at a ceremony held by Embraer at Harbin Embraer Aircraft Industry Co. Ltd. (HEAI), in Harbin, China. The ERJ 145 jet serial number 1000 is flying under the colors of Grand China Express, an airline of the HNA Group that ordered 50 aircraft of this model, as well as 50 EMBRAER 190 E-Jets.

INCOME STATEMENT HIGHLIGHTS

The following table presents items from Embraer’s consolidated income statement for the three-month periods ended September 30, 2006 and 2007 (3Q06 and 3Q07) and for the quarter ended June 30, 2007 (2Q07).

	(Unaudited)
Income Statement	2Q07	3Q06	3Q07
In US$ million, except % and earnings per ADS
Net Sales	1,110.0	876.9	1,428.5
Gross Profit	241.4	229.8	310.8
Gross Margin	21.8%	26.2%	21.8%
Selling, general administrative, other expenses	(147.0)	(123.8)	(5.2)
Research and development	(56.5)	(39.8)	(54.3)
Employee profit sharing	(6.7)	(13.8)	(21.1)
Income from operations	31.2	52.4	230.3
Operating margin	2.8%	6.0%	16.1%
Net financial income (expenses)	45.7	34.4	4.8
Foreign exchange gain (loss), net	(10.6)	1.9	(11.1)
Income before income taxes	66.3	88.7	224.0
Income tax expense	(0.5)	(25.7)	(28.3)
Minority interest and equity in income (loss) from affiliates	1.5	(1.7)	(0.8)
Net income	67.3	61.3	194.9
Net margin	6.1%	7.0%	13.6%
Earnings per ADS - basic	0.3639	0.3322	1.0533
Earnings per ADS - diluted	0.3628	0.3308	1.0507

NET SALES AND COST OF SALES & SERVICES

A total of 47 jets were delivered during 3Q07 representing an increase of 11 and 17 aircraft compared to deliveries in 2Q07 and 3Q06 respectively. During the quarter ended September 30, 2007, the Company delivered 38 jets to the Commercial Aviation segment, nine Legacy 600 jets to the Executive Aviation segment, and one EMB 120 turboprop to the Defense and Government segment, to the Angolan Government. Net sales increased 28.7% and 62.9%, from US$ 1,110.0 million and US$ 876.9 million in 2Q07 and 3Q06 respectively to US$ 1,428.5 million in 3Q07, mainly due to the higher number of deliveries.

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Deliveries by Segment	2Q07	3Q06	3Q07
Commercial Aviation	27	22	38
ERJ 135	-		-
ERJ 145	-	1	2
EMBRAER 170	3	9	4
EMBRAER 175	8	3	9
EMBRAER 190	14	8	20
EMBRAER 195	2	1	3
Defense and Government	2	-	-
EMB 145	1	-	-
Legacy 600	1	-	-
Executive Aviation	7	8	9
Legacy 600	7	8	9
Total	36	30	47

In 3Q07, net revenues related to the Commercial Aviation segment reached US$982.0 million and represented 68.7% of total revenues, compared to US$ 708.6 million and US$ 559.3 million reached in 2Q07 and 3Q06, resulted from higher number of aircraft delivered.

As a result of the delivery of nine Legacy 600 jets in 3Q07, net revenues for the Executive Aviation segment reached US$ 211.4 million in 3Q07 representing 14.8% of total revenues, compared to US$ 167.4 million and US$ 183.5 million reached in 2Q07 and 3Q06 respectively.

Net revenues for Aviation Services were US$ 153.6 million representing a 10.8% share of total revenues in 3Q07, compared to US$ 111.3 million and US$ 85.1 million in 2Q07 and 3Q06.

Net revenues for the Defense and Government segment in 3Q07 totaled US$58.8 million, compared to US$ 100.6 million and US$12.6 million in 2Q07 and 3Q06,. The share of participation in total revenues also increased from 1.4% in 3Q06 to 4.1% in 3Q07. Embraer delivered two super tucano aircraft to the Brazilian Air Force (FAB) and one EMB-120 to the Angola Government this quarter.

Net sales	(Unaudited)
by segment	2Q07		3Q06		3Q07
	US$M	%	US$M	%	US$M	%
Commercial Aviation	708.6	63.8	559.3	63.8	982.0	68.7
Defense and Government	100.6	9.1	12.6	1.4	58.8	4.1
Executive Aviation	167.4	15.1	183.5	20.9	211.4	14.8
Services Aviation	111.3	10.0	85.1	9.7	153.6	10.8
Others	22.1	2.0	36.4	4.2	22.7	1.6
Total	1,110.0	100.0	876.9	100.0	1,428.5	100.0

In 3Q07, the gross margin was 21.8%, compared to 26.2% in 3Q06 and compared to 21.8% in 2Q07. High industrial costs still affected the Company’s results, and with the implementation of the third shift almost completed, the Company expects to gradually reduce the costs related to overtime work and employee training.

OPERATING EXPENSES, INCOME FROM OPERATIONS & EBITDA

During 3Q07, operating expenses totaled US$ 80.5 million, compared to US$ 177.4 million for the same period in 2006.

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Sales expenses totaled US$86.7 million in 3Q07, representing an increase of 5.9% compared to US$ 81.9 million in 3Q06, mainly due to an increase in the sales efforts for the products offered by the Company in the Executive Aviation segment.

General and administrative expenses totaled US$59.9 million in 3Q07, representing a 7.6% increase compared to US$55.7 million in 3Q06 mainly due to an 11.7% appreciation of the Real / U.S dollar exchange rate in the comparison between periods.

Due to the progress in the development of the Phenom family, R&D expenses totaled US$ 54.3 million in 3Q07, representing an increase of 36.5%, compared to the same period in 2006.

In addition to the investments in R&D, Embraer also focuses on the development of new technologies and materials for future implementation of its projects. Those investments related to new programs and to the competitiveness of the Company, totaled US$7.1 million in 3Q07.

Other operating income net totaled US$ 141.5 million in 3Q07 compared to US$ 13.8 million in 3Q06, due to an extraordinary event related to a favorable decision to the Company in regard to a tax dispute over the calculation basis of the Brazilian COFINS tax, resulting in the reversal of a provision in the amount of US$ 156.6 million in 3Q07.

When we analyze the operating results without the extraordinary event, we get to an income from operations of US$ 73.7 million that represents an operating margin of 5.2% for the period, an increase when compared to 2Q07 when the income from operations was US$ 31.2 million and an operating margin of 2.8%. This improvement on the operating margin can be partially explained by the higher number of deliveries combined with the results of the internal plan to optimize some of the processes of the Company.

As a result of the foregoing the Company’s operating income reached US$230.3 million and the operating margin was 16.1% in 3Q07 compared to operating income of US$52.4 million and operating margin of 6.0% in the same period of 2006.

NET INCOME

Total net financial income was US$ 4.8 million in 3Q07, compared to a net financial income of US$ 34.4 million in the same period of 2006.

Foreign exchange gains (losses) reflect exchange variations on monetary assets and liabilities stated in other currencies, which are translated into U.S. dollars at the end of each period. Foreign exchange represented an expense of US$11.1 million in 3Q07, compared to an income of US$1.9 million in 3Q06.

In 3Q07, Embraer recorded an Income Tax expense of US$28.3 million, and an effective tax rate of 12.6% as a result of recognizing interest on shareholders’ equity in the amount of US$ 81.4 million distributed in 3Q07, which is tax deductible.

Net income in 3Q07 was US$ 194.9 million, representing a net margin of 13.6%, compared to net income of US$ 61.3 million and a net margin of 7.0% in the same period of 2006. In 2Q07 net income was US$67.3 million and net margin of 6.1%.

BALANCE SHEET HIGHLIGHTS

On September 30, 2007, Embraer’s cash and cash equivalents and temporary cash investments totaled US$2,253.3 million. On the same date, short- and long-term loans (excluding non-recourse debt and recourse debt) totaled US$1,803.2 million. As a result, the Company had a net cash position (total cash and cash equivalents and temporary cash investments minus loans) of US$450.1 million at the end of 3Q07.

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Balance Sheet Data	(Unaudited)
(in US$ million)	2Q07	3Q06	3Q07
Cash and cash equivalents	875.9	1,230.4	1,203.0
Temporary cash investments	1,003.7	876.6	1,050.3
Trade accounts receivable	328.4	403.0	346.4
Customer and commercial financing	561.1	480.7	564.8
Inventories	2,620.9	1,882.3	2,681.3
Fixed assets	507.3	391.6	537.5
Trade accounts payable	1,098.0	808.6	1,040.3
Loans	1,751.5	1,599.8	1,803.2
Shareholders' equity	1,926.0	1,780.4	2,041.3
Net cash (debt) *	128.1	507.2	450.1
* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

CASH AND CASH EQUIVALENTS AND TEMPORARY CASH INVESTMENTS

Embraer’s cash and cash equivalents and temporary cash investments totaled US$ 2,253.3 million on September 30, 2007, compared to US$ 1,879.6 million on June 30, 2007. Of the total US$2,253.3 million balance in cash and cash equivalents and temporary cash investments, 52.7% is stated in foreign currency, mainly U.S. dollars and the remaining 47.3% is comprised of investments in Reais. Embraer’s investment strategy is to maintain enough cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are stated in Reais.

TRADE ACCOUNTS RECEIVABLE AND CUSTOMER AND COMMERCIAL FINANCING

Trade accounts receivable increased 5.5%, from US$328.4 million on June 30, 2007 to US$ 346.4 million on September 30, 2007. Customer and commercial financing remained stable at US$ 564.8 million, on September 30, 2007, compared to US$ 561.1 million on June 30, 2007.

Of the Company’s total customer and commercial financing, US$235.9 million are related to certain aircraft sales financing structures. The remaining balance refers to the portfolio of pre-series and pre-owned aircraft, the majority of which are leased or available for sale.

INVENTORIES

Inventories increased to US$ 2,681.3 million during 3Q07, from US$ 2,620.9 million at the end of 2Q07. Despite the increase in the number of delivered aircraft in this quarter, the Company is still in the production ramp-up process of the EMBRAER 170/190 in order to fullfil its delivery commitments for 2007 and 2008. Additionally, we are investing in the build-up of spare parts inventory to support customers operation.

SHORT-TERM AND LONG-TERM LOANS

On September 30, 2007, Embraer’s total debt was US$ 1,803.2 million, representing an increase of US$ 51.7 million, compared to US$ 1,751.5 million on June 30, 2007. The average debt maturity also remained practically stable at 3.7 years at the end of June 2007 and 3.8 years at the end of September 2007. Of the total debt on September 30, 2007, 46.1% is effectively stated in Reais and indexed to the TJLP, at a weighted average interest rate of 7.93% per annum. The remaining US$ 972.5 million is accounted for in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.63% per annum.

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The Company’s leverage ratio, as measured by total debt/LTM (last twelve months) Adjusted EBITDA, decreased from 7.18 xs on June 30, 2007, to 4.25 xs on September 30, 2007. Total debt/capitalization ratio decreased from 0.48 xs on June 30, 2007, to 0.47 xs on September 30, 2007.

Interest coverage as measured by LTM Adjusted EBITDA/Interest paid (gross) increased from 2.63x at the end of 2Q07 to 3.88x in 3Q07.

Embraer has two revolving credit line facilities with a bank syndicate, which gives the Company a cushion of short-term liquidity and more efficient cash flow management tools.

Certain Financial Ratios	2Q07	3Q06	3Q07

Total debt to Adjsuted EBITDA (1)	7.18	4.05	4.25
Net debt to Adjusted EBITDA (2)	(0.53)	(1.15)	(1.06)
Total debt to capitalization (3)	0.48	0.78	0.47
Adjusted EBITDA to interest expense (gross) (4)	2.63	5.41	3.88
Adjusted EBITDA (5)	243.9	439.2	424.6

(1) Total debt represents short- and long-term loans and financing.

(2) Net debt represents cash and cash equivalents, plus temporary cash investments, minus short- and long-term loans and financing.

(3) Total capitalization represents short- and long-term loans and financing plus shareholders equity.

(4) Interest expense (gross) includes only interest and commissions on loans.

(5) The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the periods indicated.

CAPITAL EXPENDITURES

Investments in property, plant and equipment related to the production ramp-up of the EMBRAER 170/190 family and investments in the production capabilities of the Phenom business jets reached US$ 48.8 million during 3Q07.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer also reported its 3Q07 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which is the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reais (R$).

Net sales in 3Q07 totaled R$2,728.7 million and gross profit was R$436.2 million, with a gross margin of 16.0%. The Company reported operational gain of R$346.9 million, with an operating margin of 12.7%. Income before taxes was R$397.8 million. Income tax and social contribution totaled an expense of R$85.8 million, representing an effective tax rate of 21.6%. Net income for the period totaled R$306.0 million, representing 11.2% of net revenues.

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BACKLOG & DELIVERY FORECAST

On September 30, 2007, Embraer presented the following firm order backlog for its Commercial Aviation segment:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	131	682	51
EMBRAER 170	163	123	137	26
EMBRAER 175	106	136	46	60
EMBRAER 190	391	432	99	292
EMBRAER 195	52	65	10	42
TOTAL	1,627	887	1,156	471

Note: Deliveries and firm order backlog include orders for the Defense and Government segment placed by State-run airlines (Satena and TAME).

On September 30, 2007, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record of US$17.2 billion.

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INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$43.92 per ADS, on September 28, 2007, representing a decrease of 8.9% for the quarter.

The Company’s common shares traded on the São Paulo Stock Exchange (BOVESPA) closed at R$20.28 per share at the end of quarter, representing a decrease of 13.4% for the third quarter of 2007.

The average daily ADS trading volume during the third quarter of 2007 was US$52.6 million, equivalent to 1,181,810 ADS’s.

RECENT EVENTS

EMBRAER SELLS 11 E-JETS TO TACA

Embraer announced the execution of a contract for the sale of 11 EMBRAER 190 jets, with options for another 15 aircraft of the same model, to El Salvador’s TACA Group.

EMBRAER DELIVERS 300th E-JET

The delivery of the 300th E-jet, an EMBRAER 175, to U.S. - based Northwest Airlines shows how quickly Embraer has reached 300 E-Jets produced after the first delivery in March 2004.

EMBRAER CREATES ENVIRONMENTAL OFFICE

For the purpose of integrating and expanding the Company’s environmental policies and achieving new levels of sustainable development, Embraer created the Environmental Strategies and Technologies Office, under the leadership of Satoshi Yokota, Executive Vice President, Strategic Planning and Technology Development, who, in the past, has held several key responsibilities within the Company in the areas of industry, engineering and development.

EMBRAER CONTRACT WITH BRA

Embraer signed a contract, on August 21, 2007, with Brazilian airline BRA Transportes Aéreos for the sale of 20 EMBRAER 195 jets, with another 20 options for the same model, ratifying the preliminary commercial agreement signed in June, during the Paris Air Show.

Regarding recent news reports issued by the press concerning BRA Transportes Aéreos, Embraer informs that it is carefully following the subject, as it unfolds, and that any developments which may arise will not have a negative effect on delivery forecasts previously disclosed by the Company.

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CONFERENCE CALL INFORMATION

Date: Monday, November 12th 2007.

Portuguese (BR GAAP)	English (US GAAP)
9h00 (SP)	08:00 AM (NY)
6h00 (NY)	11:00 AM (SP)
Telephone:	Telephones:
+55 11 4688 6301	+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer	Code: Embraer
Replay Number	Replay Number
+55 11 4688 6312	+55 11 4688 6312
Code: 824	Code:696

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:
Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BOVESPA: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2007, Embraer had a workforce of 23,770 employees and a firm order backlog of US$ 17.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of June 30,	As of September 30,
	2007	2007
CURRENT ASSETS	(Unaudited)	(Unaudited)
Cash and cash equivalents	875,927	1,203,026
Temporary cash investments	1,003,676	1,050,251
Trade accounts receivable,net	303,982	333,186
Collateralized accounts receivable	38,753	1,362
Customer and commercial financing	16,583	17,114
Inventories	2,620,877	2,681,335
Deferred income taxes	140,606	168,603
Other current assets	511,336	380,583

Total current assets	5,511,740	5,835,460

NONCURRENT ASSETS
Trade accounts receivable,net	24,405	13,173
Collateralized accounts receivable	566,286	279,539
Customer and commercial financing	544,519	547,692
Property, plant and equipment, net	507,328	537,540
Investments	40,707	41,864
Deferred income taxes	414,455	401,107
Other noncurrent assets	493,481	521,546

Total noncurrent assets	2,591,181	2,342,461

TOTAL ASSETS	8,102,921	8,177,921

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LIABILITIES AND SHAREHOLDERS' EQUITY

	As of June 30,	As of September 30,
	2007	2007
CURRENT LIABILITIES	(Unaudited)	(Unaudited)
Loans and financing	472,499	706,379
Capital lease obligation	4,478	4,414
Non recourse and recourse debt	367,843	271,443
Trade accounts payable	1,095,027	1,038,289
Advances from customers	713,034	775,578
Other payables and accrued liabilities	388,839	477,604
Taxes and payroll charges payable	150,492	172,389
Accrued taxes on income	14,055	25,460
Deferred income taxes	62,583	75,563
Contingencies	32,078	30,279
Accrued dividends	23,279	72,061
Unearned Income	84,868	94,290

Total current liabilities	3,409,075	3,743,749

LONG-TERM LIABILITIES
Loans and financing	1,278,954	1,096,823
Capital lease obligation	9,042	8,822
Non recourse and recourse debt	246,618	16,815
Trade accounts payable	2,946	2,011
Advances from customers	180,481	299,257
Contribution from suppliers	91,526	114,717
Taxes and payroll charges payable	520,070	387,418
Other payables and accrued liabilities	102,348	101,736
Deferred income taxes	239,157	258,401
Contingencies	37,895	45,054

Total long-term liabilities	2,709,037	2,331,054

MINORITY INTEREST	58,784	61,832

SHAREHOLDERS' EQUITY:	1,926,025	2,041,286

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,102,921	8,177,921

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended		Nine Months Ended
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	September 30, 2006	September 30, 2007	September 30, 2006	September 30, 2007
Gross sales
Domestic market	47,313	58,904	115,291	115,205
Foreign market	843,116	1,404,460	2,633,082	3,343,048
Sales deductions	(13,486)	(34,909)	(48,421)	(88,090)
Net sales	876,943	1,428,455	2,699,952	3,370,163

Cost of sales and services	(647,104)	(1,117,678)	(2,006,563)	(2,628,857)

Gross profit	229,839	310,777	693,389	741,306

Operating expenses
Selling expenses	(81,853)	(86,679)	(197,208)	(246,516)
Research and development	(39,801)	(54,317)	(76,641)	(155,086)
General and administrative	(55,705)	(59,951)	(151,926)	(162,273)
Employee profit sharing	(13,822)	(21,056)	(27,184)	(33,026)
Other operating expense, net	13,785	141,480	18,748	132,521

Income from operations	52,443	230,254	259,178	276,926

Interest(expense) income, net	34,446	4,807	71,806	60,560
Foreign exchange gain (loss) ,net	1,860	(11,108)	(1,026)	(27,511)

Income before income taxes	88,749	223,953	329,958	309,975

Income tax expense	(25,731)	(28,266)	(59,455)	(23,580)

Income before minority interest	63,018	195,687	270,503	286,395

Minority interest	(1,668)	(897)	(4,797)	1,735
Equity in income (loss) from affiliates	-	120	-	297

Net income	61,350	194,910	265,706	288,427

Earnings per share
Basic
Common	0.0831	0.2633	0.3597	0.3897

Diluted
Common	0.0827	0.2627	0.3582	0.3887

Weighted average shares (thousands of shares)
Basic
Common	738,697	740,204	738,697	740,204

Diluted
Common	741,862	742,045	741,862	742,045

Earnings per share - ADS basic (US$)	0.3322	1.0533	1.4388	1.5586
Earnings per share - ADS diluted (US$)	0.3308	1.0507	1.4326	1.5548

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars

	Three months ended on September 30,		Nine months ended on September 30,
	2006	2007	2006	2007
	(Unaudited)		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	61,350	194,910	265,706	288,427
Adjustments to reconcile net income to net cash
provided by(used in) operating activities:
Depreciation and amortization	14,336	17,193	55,699	55,438
Allowance for doubtful accounts	11,517	(3,600)	16,596	(416)
Provision for inventory obsolescence	(14,588)	(867)	(4,680)	(9,037)
Deferred income taxes	21,835	17,575	40,875	1,826
Exchange loss, net	(1,860)	11,108	1,026	27,511
Loss (gain) on permanent assets disposals	15,007	(205)	8,276	(2)
Equity in income (loss) from affiliates	-	(120)	-	(297)
Accrued interest in excess of interest paid (paid in excess of accrued)	6,995	(2,662)	8,163	2,685
Minority interests	1,668	897	4,797	(1,735)
Other	(5,791)	(1,319)	(7,035)	(8,437)

Changes in assets and liabilities:	371,386	119,451	(414,659)	(616,736)

Net cash provided (used) in operating activities	481,855	352,361	(25,236)	(260,773)

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(17,282)	(48,815)	(70,087)	(170,075)
Escrow deposits	-	(3,743)	-	9,104
Net cash used in investing activities	(90)	241	(90)	399
Sales of property, plant and equipment	(196)	208	18,924	1,566

Net cash (used) by investing activities	(17,568)	(52,109)	(51,253)	(159,006)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(185,981)	(383,131)	(705,679)	(969,336)
Proceeds from borrowings	189,910	396,489	718,270	1,354,208
Proceeds from issuance of shares	-	-	423	1,343
Dividends and/or Interest on capital paid	(51,659)	(32,588)	(99,314)	(91,955)
Payments on capital lease obligations	(1,155)	(1,210)	(2,856)	(1,808)
Net cash provided by (used in) financing activities	(48,885)	(20,440)	(89,156)	292,452

Effect of exchange rate changes on cash and cash equivalents	152	47,287	56,909	120,957

Net increase (decrease) in cash and cash equivalents	415,554	327,099	(108,736)	(6,370)

Cash and cash equivalents, at beginning of period	814,869	875,927	1,339,159	1,209,396

Cash and cash equivalents, at end of period	1,230,423	1,203,026	1,230,423	1,203,026

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RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of our earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	2Q07	3Q06	3Q07
LTM	(Unaudited)
Net income	279.3	421.7	412.8
Minority interest	3.7	7.0	2.8
Equity in income (loss) from affiliates	0.0	0.0	0.0
Cumulative effect of accounting change	0.0	0.0	0.0
Income tax benefit (expense)	6.0	53.5	8.5
Interest income (expense), net	(123.8)	(94.9)	(94.2)
Exchange gain (loss), net	17.6	(3.3)	30.6
Other non-operating income (expenses), net	0.0	(9.8)	0.0
Depreciation and amortization	61.1	65.0	64.0
Adjusted EBITDA	243.9	439.2	424.6

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